Exhibit 12
COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED CHARGES
SEARS HOLDINGS CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Year Ended
(millions, except ratios)	2015	2014	2013	2012	2011
Fixed Charges
Interest and amortization of debt discount and expense on all indebtedness	$289	$276	$214	$216	$225
Add interest element implicit in rentals	240	241	259	280	285
	529	517	473	496	510
Interest capitalized	2	2	2	1	1
Total fixed charges	$531	$519	$475	$497	$511
Income
Income before income taxes, noncontrolling interest, and extraordinary loss	($1,385)	($1,685)	($972)	($1,010)	($1,751)
Deduct undistributed net income of unconsolidated companies	—	37	185	47	27
	(1,385)	(1,722)	(1,157)	(1,057)	(1,778)
Add
Fixed charges (excluding interest capitalized)	529	517	473	496	510
Income before fixed charges and income taxes	($856)	($1,205)	($684)	($561)	($1,268)
Ratio of income to fixed charges	(1.61)	(2.32)	(1.44)	(1.13)	(2.48)